Exhibit 99

KonaTel Reports First Quarter 2022 Results

First quarter revenue increased 77% year-over-year to $4.2 million

Scaling Mobile Services to reach new households under government subsidized programs

DALLAS, May 23, 2022 -- KonaTel, Inc. (OTCQB: KTEL) (www.konatel.com), a voice/data communications holding company, today announced financial results for the three-month period ended March 31, 2022.

First Quarter 2022 Financial Summary and Recent Business Highlights

•	Revenues of $4.2 million, up 76.7% compared to the first quarter last year.
•	Gross profit of $1.6 million, up 80.8% compared to the first quarter last year.
•	Operating income of $51,000 compared to an operating loss of $(230,000) in the first quarter last year.
•	GAAP net loss of $(44,000), or $0.00 per share, compared to $(233,000), or $(0.01) per share, in the first quarter last year.
•	Non-GAAP net income of $223,000, or $0.01 per diluted share, compared to $118,000, or $0.00 per diluted share, in the first quarter last year.
•	To significantly accelerate Mobile Services’ growth, recently executed a non-binding term sheet to provide $3 million in debt financing with minimal dilution to shareholders.

Sean McEwen, Chairman and CEO of KonaTel stated, “Revenue growth accelerated in the first quarter, up 77% compared to the prior year and was derived from multiple lines of business. As one of only a limited number of approved national wireless resellers under expanded government programs, we are moving aggressively to make new wireless voice and data services available to underserved households across the nation.”

“Accompanying this exponential growth is an increase in investment in infrastructure as well as an increase in upfront customer acquisition costs, which are expensed as incurred and typically recovered within 120 days,” McEwen continued. “In order to effectively scale our business, we more than doubled our line count to approximately 23,000 lines over the past 90 days, the first significant increase in capacity in our history, with additional capacity to continue our growth. Importantly, investment in infrastructure and the acquisition of new customers enables new, sticky recurring revenue streams that provide an attractive return on invested capital.”

“We believe the long-term economics of our business are highly attractive and will result in increasing profitability and cash flow beyond this current period of substantial growth,” McEwen continued. “With a new, top-notch management team in place we are energized by the emerging opportunities for expansion and to level up our business as we reach critical mass in our customer base.”

McEwen concluded, “Furthermore, the additional $3 million in working capital will enable us to activate an additional 30,000 new lines of service each quarter. We can typically recoup customer acquisition costs in less than 120 days after activation, turning our cash resources at least three times every 12 months. As stated in our Q4 earnings press release, we are creating a company to substantially grow predictable revenues, earnings and cash flow, even during weaker economic conditions.”

Quarterly Financial Summary (Q1 2022 vs. Q1 2021)

Revenue of $4.2 million, an increase of 76.7% compared to $2.4 million. The increase was primarily due to Mobile Services expansion under the Affordable Connectivity Program (ACP) and Lifeline programs.

Gross profit was $1.6 million, or 39.0% gross profit margin, compared to $911,000, or 38.1% gross profit margin.

Total operating expenses were $1.6 million, up 39.8% compared to $1.1 million. This increase was primarily a result of increases in payroll and related expenses resulting mostly from the hiring of management level operations positions in Apeiron Systems and IM Telecom subsidiaries.

GAAP net loss was $(44,000), or $0.00 per diluted share (based on 41.6 million weighted average shares), compared to a net loss of ($233,000), or $(0.01) per diluted share (based on 40.7 million weighted average shares).

Non-GAAP net income was $222,639, or $0.01 per diluted share, compared to $118,093, or $0.00 per diluted share, which does not include an adjustment for one-time legal/application expenses of about $105,000 to expand our Mobile Services into additional states.

Balance Sheet

The Company ended the quarter with $1.5 million in cash, compared to $933,000 in cash on December 31, 2021. Long term debt was $150,000 as of March 31, 2022, and December 31, 2021.

About KonaTel

KonaTel provides a variety of retail and wholesale telecommunications services including mobile voice/text/data service supported by national U.S. mobile networks, mobile numbers, SMS/MMS services, IoT mobile data service, and a range of hosted cloud services. KonaTel’s subsidiary, Apeiron Systems (www.apeiron.io), is a global cloud communications service provider employing a dynamic “as a service” (CPaaS/UCaaS/CCaaS/PaaS) platform. Apeiron provides voice, messaging, SD-WAN, and platform services using its national cloud network. All Apeiron’s services can be accessed through legacy interfaces and rich communications APIs. KonaTel’s other subsidiary, Infiniti Mobile (www.infinitimobile.com), is an FCC authorized wireless Lifeline carrier with an FCC approved wireless Lifeline Compliance Plan, authorized to provide government subsidized cellular service to low-income American families. KonaTel is headquartered in Plano, Texas.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this press release. This press release should be considered in light of the disclosures contained in the filings of KonaTel and its “forward-looking statements” in such filings that are contained in the EDGAR Archives of the SEC at www.sec.gov.

Contacts

D. Sean McEwen
(214) 323-8410
inquiries@konatel.com

-- Tables Follow –

KonaTel, Inc.

Consolidated Balance Sheets

	March 31, 2022	December 31, 2021
Assets
Current Assets
Cash and Cash Equivalents	$1,452,869	$932,785
Accounts Receivable, net	982,112	1,274,687
Inventory, Net	634,649	566,839
Prepaid Expenses	33,140	79,467
Other Current Asset	163	164
Total Current Assets	3,102,933	2,853,942

Property and Equipment, Net	44,770	48,887

Other Assets
Intangible Assets, Net	785,170	807,775
Other Assets	154,297	154,297
Investments	10,000	10,000
Total Other Assets	949,467	972,072
Total Assets	$4,097,170	$3,874,901

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts Payable and Accrued Expenses	$1,068,388	$930,449
Right of Use Operating Lease Obligation - current	37,164	50,672
Total Current Liabilities	1,105,552	981,121

Long Term Liabilities
Right of Use Operating Lease Obligation - long term	126,973	136,445
Note Payable - long term	150,000	150,000
Total Long Term Liabilities	276,973	286,445
Total Liabilities	1,382,525	1,267,566
Commitments and contingencies
Stockholders’ Equity
Common stock, $0.001 par value, 50,000,000 shares authorized, 41,615,406 outstanding and issued at March 31, 2022, and 41,615,406 outstanding and issued at December 31, 2021	41,615	41,615
Additional Paid In Capital	8,062,983	7,911,224
Accumulated Deficit	(5,389,953)	(5,345,504)
Total Stockholders' Equity	2,714,645	2,607,335
Total Liabilities and Stockholders’ Equity	$4,097,170	$3,874,901

KonaTel, Inc.

Consolidated Statements of Operations

	Three Months Ended March 31,
	2022	2021
Revenue	$4,227,856	$2,392,838
Cost of Revenue	2,580,595	1,481,677
Gross Profit	1,647,261	911,161

Operating Expenses
Payroll and Related Expenses	1,132,313	549,199
Operating and Maintenance	642	290,322
Bad Debt	55	—
Professional Services	149,170	—
Utilities and Facilities	35,687	48,366
Depreciation and Amortization	4,117	213,554
General and Administrative	60,918	20,442
Marketing and Advertising	47,670	11,086
Application Development Costs	134,605	—
Taxes and Insurance	31,379	8,672
Total Operating Expenses	1,596,556	1,141,641

Operating Income/(Loss)	50,705	(230,480)

Other Income and Expense
Interest Expense	(24,030)	(2,242)
Other Expenses	(71,124)	—
Total Other Income and Expenses	(95,154)	(2,242)

Net Loss	$(44,449)	$(232,722))

Earnings (Loss) per Share
Basic	$0.00	$(0.01)
Diluted	$0.00	$(0.01)
Weighted Average Outstanding Shares
Basic	41,615,406	40,692,286
Diluted	41,615,406	40,692,286